FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Bookham Technology plc (the “Company”) filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from May 3, 2003 to November 2, 2003.  A copy of this return is attached hereto as Exhibit 99.1 and is incorporated by reference.

On November 6, 2003, the Company announced that on October 28, 2003 it received notification from The Goldman Sachs Group, Inc. that as of close of business on October 24, 2003, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 6,518,789 shares being 3.0% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.2 and is incorporated by reference.

On November 14, 2003, the Company announced that on November 14, 2003 it received notification from Aviva plc that, following a sale of 71,000 ordinary shares in the Company on November 12, 2003, its subsidiary Morley Fund Management Limited is now interested in 30,233,083 ordinary shares, representing approximately 13.97% of the current issued share capital of the Company, including a material interest in 19,014,520 shares (8.79%).  A copy of this announcement is attached hereto as Exhibit 99.3 and is incorporated by reference.

On November 18, 2003, the Company announced that on November 17, 2003 it received notification from The Goldman Sachs Group Inc. that as of the close of business on November 13, 2003, The Goldman Sachs Group, Inc. was interested, by attribution only, in a total of 8,865,080 shares being 4.09% of the issued share capital of the Company.  A copy of this announcement is attached hereto as Exhibit 99.4 and is incorporated by reference.

On November 18, 2003, the Company issued a press release announcing that the Company and Aeluros, Inc. have verified that Bookham IGF series XFP modules and Aeluros Puma AEL 1002 physical layer IC are fully compatible, providing error-free operation at 10 Gigabits per second.  A copy of this press release is attached hereto as Exhibit 99.5 and is incorporated by reference.

On November 26, 2003, the Company announced that on November 26, 2003 it received notification from Aviva plc that, following a purchase of 844,822 ordinary shares in the Company on November 24, 2003, its subsidiary Morley Fund Management Limited is now interested in 31,097,905 ordinary shares, representing approximately 14.38% of the current issued share capital of the Company, including a material interest in 19,859,342 shares (9.17%).  A copy of this announcement is attached hereto as Exhibit 99.6 and is incorporated by reference.

Exhibits

99.1	Schedule 5, Block Listing Six Monthly Return for the period from May 3, 2003 to November 2, 2003, as filed with the UK Listing Authority.

99.2	Announcement issued on November 6, 2003.

99.3	Announcement issued on November 14, 2003.

99.4	Announcement issued on November 18, 2003.

99.5	Press Release issued on November 18, 2003.

99.6	Announcement issued on November 26, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

Date: December 16, 2003	By:	Giorgio Anania
Name: Giorgio Anania
Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Schedule 5, Block Listing Six Monthly Return for the period from May 3, 2003 to November 2, 2003, as filed with the UK Listing Authority.

99.2	Announcement issued on November 6, 2003.

99.3	Announcement issued on November 14, 2003.

99.4	Announcement issued on November 18, 2003.

99.5	Press Release issued on November 18, 2003.

99.6	Announcement issued on November 26, 2003.